MAIL STOP 0511



									March 14, 2005

Ms. Sandra K. Conklin
President
LDG, Inc.
4944B Windy Hill Drive
Raleigh, NC  27587

Re:	LDG, Inc.
      Registration Statement on Form SB-2
File No. 333-122666
      Filed February 9, 2005

Dear Ms. Conklin,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that the registration statement covers the resale of all
of the company`s outstanding securities.  We also note the
disclosure
in the plan of distribution section that these selling
shareholders
may sell at market prices. Your offering appears to be "by or on behalf of the registrant" under Rule 415(a)(4) of Regulation C. Because your company does not qualify to conduct an offering "at the market," please revise the terms of the offering to provide that all
offers and sales will be made at a disclosed fixed price for the duration of the offering, as would be required in a direct primary offering by the company or explain supplemental to your disclosure why you do not feel this offering is by or on behalf of the
registrant.   Please also note that the resale offering by the
selling shareholders appears to be a primary offering by LDG through the selling security holders and, under Rule 415(a)(1)(ix), the offering must be prompt and continuous for the duration of the offering. Note that LDG does not appear to qualify to conduct a delayed offering under Rule 415(a)(1)(x). Please expand the disclosure to explain how the offering will be conducted in a prompt and continuous manner or explain in a supplemental submission why you do not feel this offering is a primary offering. Revise the registration statement throughout accordingly.
Outside Facing Page
2. We note a reference to registration statement number 333-
110240.
Please delete such reference or provide a supplemental discussion as to the appropriateness of such reference.
Outside Back Cover Page
3. Please add the Dealer Prospectus Delivery Obligation disclosure.
Please see Item 502 of Regulation S-B.
Prospectus Cover Page
4. We note your disclosure that "some" of your shareholders are selling their shares of common stock in this offering. However, disclosure elsewhere would indicate that all of the currently outstanding shares are being offered for sale in this registration statement. Please revise as necessary to address these discrepancies.
Summary, page 5
5. We note the statement that LDG has recently begun offering a web-site design package which also includes hosting services through an unaffiliated business partner. Please identify the partner, disclose the terms of the arrangement with such third party and file any written agreements or understandings as exhibits to your next amendment.
Risk Factors, page 6
6. Many of your risk factor subheadings currently merely state a fact about your business, such as "Because we have limited revenues, our future results are uncertain." Revise each risk factor and subheading to ensure that each risk factor succinctly states a material risk, particular to either LDG or investors in the proposed offering and each subheading includes specific disclosure with respect to the manner in which LDG or investors would be affected. See especially risk factors 2, 4, and 5.
7.
Additionally, do not include risk factors that could apply to any other similar issuer or offering. Several of your risk factors fit into this category and you should remove them. Each subheading must explain how the situation or circumstances apply specifically to LDG or investors in the proposed offering. See especially risk factors
5, 6 and 9.
8. It appears that the subheading to risk factor 1 terminates mid-sentence and may not include the entire discussion intended. Please revise as appropriate.
9. We note that risk factors 1 and 5 discuss efforts to raise additional capital. We also note that the proposed offering is one by selling shareholders and that LDG will receive none of its proceeds. Please include disclosure as appropriate throughout your prospectus of all plans to raise capital or delete such references from these risk factors and subheadings.
10. Please include a risk factor that discusses the fact that, since inception, LDG has never had profitable operations.
11. We note risk factor 3. Since all three officers and directors propose to sell all of their respective holdings, their intentions with respect to running the company after the sale of their shares should be included as a risk factor. Do they intend to remain?
12. We note that risk factor 6 includes reference to possible judgments against LDG. In the appropriate locations throughout your prospectus, please discuss the likelihood of such an occurrence and any known facts or circumstances that would give rise to such an occurrence or clearly state that you are aware of none.
13. We note that risk factor 7 includes disclosure that LDG`s officers and directors will continue to retain control of the company and "will still own 8,000,000 shares" yet it appears elsewhere in the registration statement that such persons aim to sell all of their holdings in LDG. Please reconcile.
14. Please include a risk factor that all outstanding shares, including all shares beneficially owned by officers and directors of the company, are being offered for sale.
Use of Proceeds, page 8
15. We note the reference to the sale of warrants by selling warrant holders and yet see no disclosure of such sales elsewhere in the registration statement and a statement to the effect that there are no other securities authorized in your articles of incorporation. Please reconcile.

Determination of Offering Price, page 8
16. We note the statement that "the price of the shares will be established by the market" if the shares are listed on the Bulletin
Board. As noted above, because LDG does not qualify to conduct an offering "at the market," all offers and sales must be made at a disclosed fixed price for the duration of the offering. Please revise your disclosure accordingly.
Plan of Distribution, page 8
17. Please reconcile the disclosure that there are 40 selling shareholders with disclosure of differing amounts elsewhere in your registration statement. We note that there are 55 selling shareholders listed in the section entitled "Selling Shareholders."
18. We note that LDG is paying the offering expenses. Given the current financial condition of the company, disclose how you plan to pay these expenses.
19. We also note that the sales price you propose in this section appears to conflict with that disclosed elsewhere in the registration statement.  Please reconcile.
20. Please clarify the party or parties to which you refer as "us"
in
the last sentence of the first paragraph under "Section 15(g) of the
Exchange Act."
Business, page 11
Our Clients, page 11
21. Please provide the basis for the statement on page 11 that you believe your "business focus defines us within the market." Revenues, page 12
22. We note the statements that four of your clients represented
90%
of your nets sales for the nine months ended September 30, 2004 and
77% of your net sales for the year ended December 31, 2003.
Please
disclose all relationships between the listed entities and LDG, its officers, directors, or shareholders.
23. Please break down the specific percentage of net sales for each of the listed entities.
Materials and Services, page 12
24. Please specifically disclose those materials produced internally as compared to those services and materials you state are purchased from outside vendors.

Government Regulation, page 12
25. Please revise your disclosure to address those statutes and regulations that specifically apply to LDG. Has LDG engaged in any television advertising work? If not, remove such reference. Marketing; Expansion of Business, page 13
26. Prospective operations should include the conditions and timetable for conducting those operations. Please also include a breakdown of estimated costs for each of the listed activities in which you have stated your intention to engage in the future. Management`s Discussion and Analysis or Plan of Operation, page 15 General comment

27. Please revise to include in a separately captioned section the Company`s off-balance sheet arrangements, if any, as required by Item
303 (c) of Regulation S-B.
Internal and External Liquidity, page 15
28. You state that expenses associated with raising capital
increased
administrative expenses and your discussions appear to imply that costs related to obtaining capital have been charged to
administrative expenses.   Please note that incremental direct
costs
incurred in raising capital such as underwriting, accounting and legal fees, printing costs, and taxes, should be treated as a
reduction of the proceeds.   Please revise your financial
statements
or tell us how the Company`s accounting for the costs of raising capital is appropriate.
29. It appears that offering expenses were a significant amount relative to offering proceeds. Please separately disclose the individual costs.
30. We note the statement: "existing equity is projected to be a deficiency in 2005 without external equity and thus the planned offering." Please explain what is meant by "the planned offering."
31. We note your discussions do not address the reasons for changes in revenue, cost of revenue, cost of revenue as a percentage of revenue, gross profit, administrative expenses and other financial statement line items for the periods presented. Please revise to do so.
LDG should present the most important information most prominently.
Consider providing an executive-level overview that provides context for the remainder of the discussion. The Management`s Discussion and
Analysis ("MD&A") section is one of the most critical aspects of Form
SB-2. As such, we ask that you revise this section to discuss the events, trends, risks and uncertainties that management views as most critical to the company`s revenues, financial position, liquidity, plan of operations, results of operations and any material commitments for capital expenditures and the expected sources of funds for such expenditures. The overview should not simply be a repetition of the business description. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting. We remind you that the purpose of MD&A is to provide investors with information relevant to an assessment of the financial condition and results of operations of the registrant. This section must provide a narrative explanation of the company`s financial statements so that investors may see the company through the eyes of management and be able to analyze the quality of, and potential variability of, the company`s earnings and cash flow.
32. The transaction between Sambrick Communications, LDG LLC and the related discussions of liquidation of LLC are not clear. Supplementally explain the transactions (disclose to the extent necessary) and expand the impact of these transactions on the Company.
Critical Accounting Policies, page 16

33. We note that your discussion of critical accounting policies is the same disclosure reported in the notes to the consolidated financial statements. Disclosures included in the Critical Accounting Policies section of the MD&A should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions.
Management, page 17
34. Please confirm that you have disclosed the entire business experience for each officer and director for the past five years. It appears that a "Conklin Family- Home & Garden Services" appears listed at 2201 Landings Way in the Raleigh, North Carolina Yellow Pages.
35. We note the statement: "Since January 2000, Ms. Conklin has been president, principal executive officer, treasurer and principal financial officer of our wholly owned subsidiary corporation, Liaison
Design Group LLC." Please explain how Ms. Conklin held such positions in light of LDG LLC`s formation on May 11, 2000, as disclosed elsewhere in your registration statement.
36.
We also note the statement: "Since January 2000, Mr. Sambrick has been a member of the board of directors of Liaison Design Group LLC."
Please explain Mr. Sambrick`s role in light of the formation date of
LDG LLC as mentioned above.
Conflicts of Interest, page 18
37. We note the statement that "Sambrick Communication does not compete with [LDG]." Please reconcile with the statement that "Sambrick Communication is in the business of marketing and advertising."
38. Please disclose the amount of revenues generated by work for Sambrick Communication in relation to revenues generated by work for non-affiliated companies.
Selling Stockholders, page 18
39. The table disclosing the principal stockholders includes information about their holdings "after [the] offering" which appears to be unnecessary, inaccurate and inconsistent with disclosure elsewhere in the prospectus. Please revise.
40. 55 selling shareholders are listed in this section. Please reconcile with statements elsewhere in the registration statement that indicate 40 selling shareholders and 43 holders of record.
41. Please state any material relationship between the selling shareholders and the LDG, its officers, directors or affiliates. For instance, please disclose the relationship between Dane Sambrick, Kelly Sambrick, Diane Sambrick, and LDG`s officers, directors, or affiliates, if any.
42. Please revise the list of selling shareholders in alphabetic order and confirm each address. Not only do several of the addresses appear to be incorrect (e.g. 10620,000 Edumnson Ave., 720,0001 North
Ridge Road, and 20,00004 Weybridge Dr.) but a search on Mapquest indicates that such addresses could not be found.
43. Please disclose the beneficial owners of the non-natural persons listed in this section.
44. Please explain how and by whom the selling security holders were identified and brought together and describe the connections, relationships and arrangements between them. We may have further comment after reviewing your response.
45. We do not understand the statement "There 43 holders of record for our common stock. The record holders are our officers and directors who collectively own 9,680,000 shares of our common stock."
Please explain.

Description of Securities, page 26
46. The statement that "All shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this offering, when issued, will be fully paid for and non-assessable" is a legal conclusion the company is not qualified to make.  Please delete this reference.
47. We note the statement that, "After this offering is completed, assuming the sale of all of the shares of common stock, present stockholders will own approximately 73% of our outstanding shares."
Please explain.
Certain Transactions, page 28
48. References are made in this section to the 2,400,000 shares issued to Ms. Conklin as consideration both for a settlement of accrued salary and a corresponding settlement of trade accounts, as well as for the sale of her interest in Liaison Design Group LLC to
the company.  Please clarify and delete any discrepancies.
Recent Sales of Unregistered Securities, page 40
49. We note your reliance upon Rule 506 of the Securities Act of
1933
as an exemption from registration for issuance to 40 persons. Please put footnote 2 in the appropriate locations within this chart. Disclose the facts and circumstances relied upon to make the exemption available for each transaction. See Item 701(d) of Regulation S-B. We may have further comment.
Financial Statements
Statement of Operations

50. Disclose the significant components of General and Administrative
Expense on the face of the statement of operations or in a note thereto.
Note 2- Significant accounting policies-Revenue recognition

51. Please revise to include a note to expand the various services provided by the Registrant and the components of cost of revenue in providing those services. The staff believes that revenue from the sales of products, services, and costs relating to each type of revenue similarly should be reported separately on the face of the income statement. Please revise as appropriate.
Note 3-Accounts receivable- stockholder, Page F-8

52. We note that the Trade accounts receivable- stockholder at September 30,2004 and December 31,2003 is significantly higher than the Sales revenue- Stockholder during the corresponding periods which
might indicate that the portion of accounts receivable from the stockholder is past due over a year. It appears that sales revenues from stockholder are collected over long periods, the amount and manner of settlement of accounts receivable with stockholder is not assured and the terms of the transactions or other conditions are such that there is no reasonable basis for estimating the degree of collectibility.  Since the collection of the sales price may not be
reasonably assured, it appears to us that the financial statements should be revised to defer recognition of sales revenue from stockholder until the collectibility and other criteria outlined in
SAB Topic 13 in recognizing revenue are met with appropriate
provision for uncollectible accounts.   Please revise the
financial
statements or supplementally demonstrate to us how the collectibility of the receivables from the stockholder is reasonably assured and how your accounting and application of revenue recognition policy is appropriate. In light of the collectibility over long periods, please explain how the receivables from the stockholder are deemed current assets.
53. Please revise to include disclosures of the impact that the recently issued accounting standards will have on the financial position and results of operations of the registrant when such standard is adopted in a future period. Refer to SAB Topic 11M . General

54. Provide a current consent in any amendment, and provide the updated, audited financial statements as required by Item 310(g) of
Regulation S-B.
Exhibits
Legality Opinion
55. Please revise your legality opinion to indicate that the opinion opines upon Nevada law including the Nevada Constitution, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws.
56. Please explain the relevance of the laws of British Columbia and
Canada to your opinion.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Raj Rajan at (202) 942-1941 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 824-5532, or Mike Karney, who supervised the review of your filing, at (202) 824-5695.


						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


cc:	Conrad C. Lysiak
	Fax (509) 624-1475

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LDG, Inc.
March 14, 2005
Page 1